VIA EDGAR

HIGH-TREND INTERNATIONAL GROUP

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

December 4, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claudia Rios
Kevin Dougherty

RE:	High-Trend International Group
Registration Statement on Form F-3
File No. 333-290080 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement so it will become effective on December 8, 2025 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as High-Trend International Group (the “Company”) or its counsel may request by telephone call to the Staff.

Please contact Pang Zhang-Whitaker of Carter Ledyard & Milburn LLP, counsel to the Company, at (212) 238-8844, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

High-Trend International Group

By:	/s/ Shixuan He
Name:	Shixuan He
Title:	Chief Executive Officer

cc:

Pang Zhang-Whitaker, Esq.

Guy Ben-Ami, Esq.

Carter Ledyard & Milburn LLP